

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2021

Stephen Willey
Chief Executive Officer
Innovega Inc.
11900 NE 1st St, Ste. 300
Bellevue, WA 98005

> **Re: Innovega Inc.**
> **Offering Statement on Form 1-A**
> **Filed February 4, 2021**
> **File No. 024-11441**

Dear Mr. Willey:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed February 4, 2021

Summary, page 3

1. We note your disclosure that the Company has developed prototype contact lenses, intraocular lenses, and display eyewear. Please revise to clarify exactly where your devices currently stand in the development process and which steps it still needs to complete prior to being commercialized. In this regard, we note that with respect to your iOptick device, once you receive FDA market clearance, the launch date is not expected until the first quarter of 2022.

2. Please revise to clarify here and in the business section overview that your contact lenses are regulated medical devices and require a market clearance or an approval from regulatory bodies. Please also specify the class of medical devices that apply to your products and the current status of such approvals, including any additional testing or studies that may be required prior to obtaining such approvals.

Risk Related to the Securities in this Offering, page 7

3. We note the liquidation preference on your Series Seed preferred stock and that you intend to issue Series A-2 and A-3 preferred stock. Please add a risk factor addressing any liquidation preferences that could have the effect of preventing your Series A-1 preferred stock or common stock issuable upon conversion of those shares from receiving any proceeds in the event your company is liquidated.

Use of Proceeds to Issuer, page 14

4. We note your disclosure on page 32 that you issued a promissory note to your chief executive officer that is currently payable on demand. Please state whether or not the proceeds from your offering will be used to make payments to your officer under this note. Refer to Instruction 2 to Item 6 of Part II of Form 1-A.

Our Background, page 15

5. We note your disclosure that your eyewear will prove to be "clinically superior." Please refrain from making such comparisons unless you have conducted head-to-head trials.

Market, page 16

6. Please provide the basis for your statements that your products will be the leading solution for the significantly growing population of those affected by Age-Related Macular Degeneration (AMD), diabetic retinopathy, and other conditions causing central vision loss.

Regulation, page 20

7. To the extent you plan to sell your products in other countries, please also briefly discuss any material applicable regulations and related regulatory approval processes. In this regard, we note your disclosure on page 14 that following planned events for the US market, you plan to seek market registrations in Europe and the United Kingdom.

Security Ownership of Management and Certain Security Holders, page 31

8. Please identify the natural persons who have or share voting and/or dispositive power over the shares held by THL Z Limited. Please also revise to include the address of THL Z Limited.

Securities Being Offered, page 32

9. We note your disclosure that the Series A-1 Preferred Stock may be converted at a conversion price of $3.00 per share "subject to adjustment" into shares of common stock of the company at the discretion of each investor, or automatically upon the occurrence of certain events. Please advise us as to what adjustments may be made to the conversion price and provide us with your analysis of how your offering would not be considered an

"at the market" offerings, by or on behalf of the issuer or otherwise, which is not permitted under Regulation A. Refer to Rule 251(d)(3)(ii) of Regulation A.

Index to Exhibits, page 67

10.   We note Section 5(b) of the form of subscription agreement. Since investors are entitled to rely on your offering circular to make an investment decision, this section appears to be inappropriate. Please revise.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Eric Atallah at 202-551-3663 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Manno, Esq.